United States securities and exchange commission logo





                             October 13, 2021

       Ilya Rachman
       Chief Executive Officer
       Immix Biopharma, Inc.
       11400 West Olympic Blvd., Suite 200
       Los Angeles, CA 90064

                                                        Re: Immix Biopharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 6,
2021
                                                            File No. 333-259591

       Dear Dr. Rachman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed October 6, 2021

       Prospectus Summary, page 4

   1. Please clarify the meaning of the term "ODD" the first time it is used in the Summary to ensure that lay readers
will understand the disclosure.
 Ilya Rachman
FirstName LastNameIlya
Immix Biopharma,  Inc. Rachman
Comapany
October 13,NameImmix
            2021       Biopharma, Inc.
October
Page  2 13, 2021 Page 2
FirstName LastName
2. We refer to the first, third and fourth rows in your pipeline table, which indicate that soft tissue sarcoma (SST), colorectal cancer and ulcerative colitis/severe
Crohn   s disease are
         orphan drug indications. We also note your disclosure on pages 4, 64 and 84 that soft
         tissue sarcoma and fistulating Crohn   s disease are orphan drug
disease indications, that the
         FDA has granted orphan drug designation to IMX-110 for SST and that you plan to apply for orphan drug disease designation from the FDA for IMX-120 in fistulating CD. Please revise your pipeline table on pages 5 and 60 to clarify whether colorectal cancer has been granted orphan drug disease designation from the FDA and if not, that the FDA has not given any indication as to whether any of your product candidates will receive orphan drug designation. Please also advise of any correspondence you have received from the
         FDA confirming the status of orphan drug indications for colorectal cancer and ulcerative
         colitis/severe Crohn   s disease.
       You may contact Gary Newberry at 202-551-3761 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Jeffrey Fessler, Esq.